CUSIP No.	636375107	Schedule 13G	Page 1 of 11 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

NATIONAL HOLDINGS CORPORATION

(Name of Issuer)

Common Stock, $0.02 par value per share

(Title of Class of Securities)

636375107

(CUSIP Number)

September 19, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	636375107	Schedule 13G	Page 2 of 11 Pages

1.	Names of Reporting Persons Iroquois Capital Management L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,197,533
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,197,533
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,197,533 (see item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.3% (see item 4)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No.	636375107	Schedule 13G	Page 3 of 11 Pages

1.	Names of Reporting Persons Joshua Silverman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,197,533
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,197,533
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,197,533 (see item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.3% (see item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No.	636375107	Schedule 13G	Page 4 of 11 Pages

1.	Names of Reporting Persons Richard Abbe
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 166,670
	6.	Shared Voting Power 6,197,533
	7.	Sole Dispositive Power 166,670
	8.	Shared Dispositive Power 6,197,533
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,364,203 (see item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.4% (see item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No.	636375107	Schedule 13G	Page 5 of 11 Pages

Item 1.
(a)	Name of Issuer: National Holdings Corporation, a Delaware corporation (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: 120 Broadway, 27th Floor, New York, New York 10271

Item 2.

(a)	Name of Person Filing:
(b)	Address of Principal Business Office or, if None, Residence:
(c)

Citizenship:

This Schedule 13G is being filed on behalf of (i) Iroquois Capital Management L.L.C., a Delaware limited liability company (“Iroquois”), (ii) Joshua Silverman, an individual who is a citizen of the United States of America (“Mr. Silverman”) and (iii) Richard Abbe, an individual who is a citizen of the United States of America (“Mr. Abbe,” together with Iroquois and Mr. Silverman, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of all of the Reporting Persons is 641 Lexington Avenue, 26th Floor, New York, New York 10022.

(d)	Title of Class of Securities: Common Stock, par value $0.02 per share
(e)	CUSIP Number: 636375107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

CUSIP No.	636375107	Schedule 13G	Page 6 of 11 Pages

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) and (b)

(i)	As of the date hereof, each of Iroquois and Mr. Silverman may be deemed to be the beneficial owner of 6,197,533 shares of Common Stock held by Iroquois Master Fund Ltd. (the “Fund”), and such shares of Common Stock represent beneficial ownership of approximately 6.3% of the Common Stock, based on 99,000,338 shares of Common Stock issued and outstanding, consisting of 88,416,988 shares of Common Stock issued and outstanding as of May 2, 2013 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2013 plus 10,583,350 shares issued in the Issuer’s private placement as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on August 29, 2013).

(ii)	As of the date hereof, Mr. Abbe may be deemed to be the beneficial owner of 6,364,203 shares of Common Stock, and such shares of Common Stock represent beneficial ownership of approximately 6.4% of the Common Stock, based on 99,000,338 shares of Common Stock issued and outstanding, consisting of 88,416,988 shares of Common Stock issued and outstanding as of May 2, 2013 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2013 plus 10,583,350 shares issued in the Issuer’s private placement as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on August 29, 2013).

CUSIP No.	636375107	Schedule 13G	Page 7 of 11 Pages

Mr. Abbe and Mr. Silverman are the members of Iroquois who have the authority and responsibility for the investments made on behalf of the Fund. As such, Mr. Abbe and Mr. Silverman may be deemed to be the beneficial owner of the Shares held for the account of the Fund. Each of Messrs. Abbe and Silverman disclaims beneficial ownership of the Shares held by the Fund, except to the extent of their pecuniary interest therein. In addition, by virtue of his position as a custodian or trustee of certain Accounts, Mr. Abbe may be deemed to be the beneficial owner of an additional 166,670 Shares held for such Accounts. Mr. Abbe may be deemed to have sole power to vote and sole power to dispose of 166,670 Shares and shared power to vote and shared power to dispose of 6,197,533 Shares. Mr. Silverman may be deemed to have shared power to vote and shared power to dispose of 6,197,533 Shares.

(c)	Number of shares as to which each of Iroquois and Mr. Silverman has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 6,197,533

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 6,197,533.

Number of shares as to which Mr. Abbe has:

(i) Sole power to vote or to direct the vote: 166,670

(ii) Shared power to vote or to direct the vote: 6,197,533

(iii) Sole power to dispose or to direct the disposition of: 166,670

(iv) Shared power to dispose or to direct the disposition of: 6,197,533.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

CUSIP No.	636375107	Schedule 13G	Page 8 of 11 Pages

Item 8.	Identification and Classification of Members of the Group

See Exhibit 1.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	636375107	Schedule 13G	Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2013

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Joshua Silverman
Joshua Silverman, Authorized Signatory

/s/ Joshua Silverman
Joshua Silverman

/s/ Richard Abbe
Richard Abbe

CUSIP No.	636375107	Schedule 13G	Page 10 of 11 Pages

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No.	636375107	Schedule 13G	Page 11 of 11 Pages

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: September 23, 2013

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Joshua Silverman
Joshua Silverman, Authorized Signatory

/s/ Joshua Silverman
Joshua Silverman

/s/ Richard Abbe
Richard Abbe